EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(In thousands, except ratios)	2018	2017
	(unaudited)
Earnings:
Net income	$110,651	$84,937
Add:
Provision for income taxes	30,668	48,941
Fixed charges	89,970	87,646
Less:
Capitalized interest	(12,816)	(11,402)
Earnings as adjusted (A)	$218,473	$210,122
Fixed charges:
Interest expense	$76,965	$76,055
Capitalized interest	12,816	11,402
Interest factors of rents (1)	189	189
Fixed charges as adjusted (B)	$89,970	$87,646
Ratio of earnings to fixed charges ((A) divided by (B))	2.43	2.40

(1)    Estimated to be 1/3 of rent expense.